Mail Stop 3010

September 23, 2009

Mr. John Cryan
Group Chief Financial Officer
UBS AG
Bahnhofstrasse 45
CH-8001 Zurich,
Switzerland

> **Re:** **UBS AG**
> **Form 20-F for the fiscal year ended December 31, 2008**
> **Filed March 11, 2009**
> **File No. 001-15060**

Dear Mr. Cryan:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the year ended December 31, 2008

Off-Balance Sheet, page 47

Support to non-consolidated investment funds, page 50

1. You disclose that in 2008, as a result of the financial markets crisis which caused declining asset values, market illiquidity and de-leveraging by investors, you supported several non-consolidated investment funds that you manage in your wealth and asset management businesses. Please tell us if your reassessed your treatment of these funds for consolidation as a result of the additional support and provide us with the results of your reassessments, if applicable.

Credit Risk, page 134

Past due but not impaired loans, page 145

2.   We note that past due but not impaired loans that are 61-90 days old and over 90 days old increased significantly from year to year. Please discuss this trend and tell us in more detail how you determined that these loans were not impaired.

Note 23 Derivative instruments and hedge accounting, page 312

3.   We note your disclosure regarding your credit derivatives in Note 23. Concerning your involvement as a seller of credit derivatives, please tell us, and disclose the following information in future filings for your credit default swaps and total rate of return swaps:

- Discuss the types of credit events or circumstances that would require you to perform under the credit derivatives and the current status of the payment/performance risk of the credit derivatives;
- Discuss the nature of (1) any recourse provisions that would enable you to recover from third parties any of the amounts paid under the credit derivatives and (2) any assets held either as collateral or by third parties that, upon the occurrence of any specified triggering event or condition under the credit derivative, you can obtain and liquidate to recover all or a portion of the amounts paid under the credit derivative. Please indicate, if estimable, the approximate extent to which the proceeds from liquidation of those assets would be expected to cover the maximum potential amount of future payments under the credit derivative. In your estimate of possible recoveries, please tell us the effect of purchased credit protection with identical underlying(s).

4.   For credit protection sold and credit protection purchased, please tell us and consider disclosing in future filings the extent to which the derivative activity was for the following purposes:

- Providing default risk protection to offset credit exposure to your holdings of the related reference entity's debt in your loan portfolio, investment portfolio, or loan commitments outstanding;
- Creating new credit exposure for your own trading purposes;
- Reflecting credit exposures taken for the benefit of your clients; and
- Providing an offset to credit exposure taken for the benefit of clients.

Also, please discuss your overall strategies employed in your credit derivatives portfolio as well as any changes in those strategies during the periods presented.

5.   In addition to the above, please tell us and consider disclosing the following information in future filings related to your credit derivatives:

- Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant changes in the notional amounts as well as the reasons for the changes in the fair values of the credit derivatives. Discuss any expected changes to those trends.
- Discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit protection purchased. Consider quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.

6.   You disclose on page 323 that you reflect your own credit changes in valuations for those financial liabilities at fair value, including derivative liabilities, where your own credit risk would be considered by market participants and excludes fully collateralized transactions and other instruments for which it is established market practice not to include an entity-specific adjustment for own credit. Please specifically tell us if you believe that your own credit risk is considered by market participants as it relates to the valuation of your derivatives and tell us during which periods you made adjustments to your derivative valuations due to your own credit.

Note 26 Fair value of financial instruments, page 322

7.   We note your fair value disclosures in Note 26 of your Form 20-F and your disclosures in your Quarterly Report 2Q09 included in your Form 6-K filed August 4, 2009. You discuss and/or present movements in Level 3 instruments based on three categories: trading portfolio assets, derivative instruments, and financial liabilities designated at fair value. Please tell us what consideration you gave to further breaking these categories down into additional classes of financial instruments. Please provide us with your proposed revised disclosure for future filings, if applicable.

8.   We note your discussion on page 325 of material changes in Level 3 instruments for the year. You state that there were transfers into Level 3, because valuation inputs became less observable. Please tell us the significant specific inputs that became unobservable and consider expanding your disclosure to discuss the specific inputs in future filings.

Note 29 Measurement categories of financial assets and financial liabilities, page 331

b) Reclassification of financial assets, page 332

9.   You disclose that the reclassification of these financial assets reflects your change
        in intent and ability to hold these financial assets for the foreseeable future rather
        than for trading in the near term. Please tell us in detail and discuss in future
        filings how you defined foreseeable future on the date of reclassification.
        Additionally, please quantify the numeric time period used for evaluating the
        foreseeable future and discuss if it varied by asset type.

Note 38 Reorganizations and disposals, page 358

Sale of US residential mortgage-backed securities to BlackRock fund, page 358

10.   Please tell us how you accounted for the sale of RMBS to the RMBS
        Opportunities Master Fund, LP. Please tell us how you determined it was
        appropriate to derecognize the financial assets transferred, and provide us with
        any analysis you performed. Additionally, tell us, and disclose in future filings,
        the fair value of the collateral securing the loan, and the payment terms of the
        loan. Furthermore, your disclosure on page 39 of your Form 6-K filed on August
        4, 2009, indicates that the payment streams to the SPE have slowed due to
        declines in floating interest rate payments and increasing mortgage defaults.
        Please discuss the impact that this slowing of payments to the SPE has had on the
        payments being received on the loan from the SPE and the impact it has had on
        your analysis regarding the consolidation status of the fund.

11.   You disclose that the USD 15 billion proceeds were approximately in line with
        the fair value of the assets recorded by UBS at 31 March 2008. Please
        specifically tell us how you determined the fair value of the assets transferred;
        discuss how you incorporated any insurance from monolines, etc.

Sale of assets to a third-party fund controlled by the Swiss National Bank (SNB), page
358

12.   Please tell us how you accounted for the sale of securities and other positions to a
        fund owned and controlled by the Swiss National Bank. Please tell us how you
        determined it was appropriate to derecognize the financial assets transferred, and
        provide us with any analysis you performed. In particular, tell us how you
        considered the guarantee made to the SNB, entitling the SNB to receive 100
        million UBS ordinary shares if the SNB incurs a loss on the loan it has made to
        the fund. Please cite the specific guidance that you relied upon to determine the
        appropriate accounting for this transaction.

13.   You disclose on page 16 of your Annual Report 2008 that the value of the
        securities as of 30 September 2008 was determined by the SNB based on a
        valuation conducted by third-party valuation experts, and that you recorded a loss
        equal to the difference between the value that you had previously assigned to
        these securities and the value assigned by the third-party experts. Please tell us
        how you considered Securities Act Rule 436 when determining whether you were
        required to name the experts and obtain their consents for inclusion in your filing
        which is incorporated by reference into several registration statements.

Form 6-K filed August 4, 2009

14.   Please tell us the extent to which your results for the six months ended June 30,
        2009 were impacted by the early settlement of derivative contracts where the
        counterparty was AIG. If your results were impacted by such activities, please
        tell us and revise your future filings to discuss the circumstances surrounding the
        settlements, quantify the notional amount of the contracts involved, the amount of
        the gain or loss upon early settlement, and identify the line item in which such
        amounts are presented.

Risk Management and control, page 36

Credit risk, page 36

15.   You disclose that effective 1 April 2009, you implemented a new policy for
        designating a reclassified security as an "impaired loan" and that you restated
        your Investment Bank impaired lending portfolio to reflect the new policy. Please
        explain to us the reason for the new policy and how you determined that this new
        policy is the most appropriate. Also tell us what your policy was prior to the
        change related to these instruments.

Note 9 Income Taxes, page 69

16.   You disclose that you recognized a deferred tax benefit of CHF 371 million,
        which mainly relates to a release of valuation allowances against deferred tax
        assets in respect of tax losses and temporary differences, taking into account the
        latest forecasts of taxable profits. Please provide us with more detail regarding
        how you determined that it was appropriate to release this portion of your
        valuation allowance. Tell us the positive criteria that you considered and tell us
        any significant assumptions that you relied upon.

Note 11 Fair value of financial instruments, page 70

17.   You disclose on page 61 that you have included the relevant fair value requirements from IFRS 7 Amendment "Improving Disclosures about Financial Instruments" in Note 11. In future filings please also disclose the following: the location of gains/losses in the statement of comprehensive income or the separate income statement, significant transfers between Level 1 and Level 2, and the amount of gains/losses attributable to assets and liabilities held at the end of the reporting period. Please provide us with your proposed revised disclosure for future filings.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3782.

Sincerely,

Jessica Barberich
Assistant Chief Accountant